Exhibit (2)

BONDS/TRADE TERM SHEET

This Term Sheet, dated as of June 3, 2004, is intended to reflect the principal terms of a Fifth Amended Plan of Reorganization (the “Plan”) for Owens Corning and its affiliated debtors (the “Debtors”) agreed to by and on behalf of the Designated Members of the Official Committee of Unsecured Creditors (the “Designated Members”), the present and future Asbestos PI Claimants and the Debtors. The Proponents of the Plan are the Debtors, the Official Committee of Asbestos Personal Injury Claimants (the “ACC”) and the Futures Representative (collectively, the “Plan Proponents”). The Designated Members and the Plan Proponents hereto agree to work together in good faith to take any and all actions necessary to incorporate these terms in the Plan, Disclosure Statement, and any and all Schedules and Exhibits that are a part thereof. Terms not otherwise defined herein shall have the meaning ascribed to them in the Fourth Amended Plan of Reorganization currently on file with the Court (the “Current Plan”).

Substantive Consolidation

Predicated on total substantive consolidation, including non-debtor affiliates, to the extent provided for in the Current Plan provided that, if the Plan Proponents consensually agree to a modification of such degree of substantive consolidation with any third party, then the Bond and Trade claims shall nevertheless receive the benefit of the same or better treatment in all respects as set forth herein including, by way of illustration and not limitation, all of the provisions hereof relating to Substantive Consolidation, Fixed Values, Recovery and Exchange Option.

Fixed Values

The following values are fixed for all purposes relevant to this Term Sheet and the distributions to be made pursuant to the Plan implementing this Term Sheet (collectively, the “Fixed Values”): (i) Bond debt is $1.389BB; (ii) Senior Trade/Unsecured claims are $265MM; (iii) Bank debt is $1.472 BB; (iv) Asbestos PI Claims are $16BB; (v) Junior Trade/Unsecured claims are $109MM; (vi) enterprise value is $3.9BB; (vii) distributable cash is $562MM;1 (viii) distributable debt is $1.260BB;2 (ix) equity value is $2.4BB (exclusive of any New Common Stock reserved for issuance under the Management Incentive and Employee Equity Programs) based upon a total of

[1]	Excludes $70MM of cash required to pay administrative expenses, priority tax claims, DIP Facility obligations and other secured claims.
[2]	Excludes $140MM of debt to be distributed to satisfy priority tax claims and $100 MM of existing debt owed by foreign subsidiaries.

80 million outstanding shares at a price of $30 per share; and (x) the Debtors will have net cash of $250MM available on the Effective Date of the Plan for working capital. The distributions to the Bonds/Trade and the Banks shall not be adjusted if actual values differ from the Fixed Values.

Bondholder and Senior Trade/Unsecured Recovery

Subject to the Exchange Option described below, each holder of an allowed Bond claim or Trade or other unsecured claim that is deemed senior to the MIPS claims (“Senior Trade/Unsecured”) shall receive its pro rata share of the following: cash ($86.2MM), debt ($193.3MM), and approximately 11.912 million shares of New Common Stock.3 Therefore, based on the Fixed Values, the holders of Bonds and holders of Senior Trade/Unsecured claims shall receive a total recovery in cash, debt and equity of 38.5%.4

Junior Trade/Unsecured Recovery

Subject to the Exchange Option described below, each holder of an allowed Trade or other unsecured claim that is not deemed senior to the MIPS claims (“Junior Trade/Unsecured”) shall receive its pro rata share of the following: cash ($5.3MM), debt ($11.9MM), and approximately 0.734 million shares of New Common Stock. Therefore, based on the Fixed Values, the holders of Junior Trade/Unsecured claims shall receive a total recovery in cash, debt and equity of 36.0%.5

Bank Recovery

Subject to the Exchange Option described below, each holder of an allowed Bank claim shall receive its pro rata share of the following: cash ($76.2MM), debt ($172.0MM), and approximately 10.601 million shares of New Common Stock.6 Therefore, based on the Fixed Values, the holders of Bank claims shall receive a total recovery in cash, debt and equity of 38.5%.7

[3]	This recovery includes any recovery in respect of MIPS claims or any other subordinated debt claims.
[4]	While the number of shares of the New Common Stock to be distributed will be fixed, the value of such shares may increase or decrease depending on whether enterprise value increases or decreases.
[5]	While the number of shares of the New Common Stock to be distributed will be fixed, the value of such shares may increase or decrease depending on whether enterprise value increases or decreases.
[6]	This recovery includes any recovery in respect of MIPS claims or any other subordinated debt claims.
[7]	While the number of shares of the New Common Stock to be distributed will be fixed, the value of such shares may increase or decrease depending on whether enterprise value increases or decreases.

The outstanding undrawn letters of credit as of May 29, 2003 (approximately $76MM) shall be repaid or refinanced in full as of the Effective Date.

Exchange Option

Each holder of an allowed Bank claim, Bondholder claim, Senior Trade/Unsecured claim and Junior Trade/Unsecured claim shall have the right to elect (an “Election Holder”) to receive (the “Election Option”) in lieu of cash and/or debt otherwise distributable to such holder under the Plan, shares of New Common Stock otherwise distributable to the Asbestos Personal Injury Trust (the “PI Trust”) under the Plan.

The maximum number of shares of New Common Stock available for the Election Option is 8 million shares (the “Maximum Election Shares”). The Election Option price for the Election Shares shall be $30 per share (the “Election Share Price”).

The maximum number of Election Shares which an Election Holder may be entitled to receive shall be equal to the quotient obtained by dividing (a) the sum of the cash and face amount of debt otherwise distributable to the Election Holder under the Plan by (b) $30.

For each Election Share issued to an Election Holder under the Plan, the PI Trust shall receive, in lieu of such Election Share, cash in the amount of $30 that was otherwise distributable to the Election Holder under the Plan had the Election Holder not made the Election Option. In the event that the Aggregate Election Share Price (the product of (a) the number of Election Shares which are the subject of an Election Option by an Election Holder and (b) $30) exceeds the aggregate amount of cash otherwise distributable to the Election Holder under the Plan had the Election Holder not made the Election Option, then the PI Trust shall receive, in addition to the cash otherwise distributable to the Election Holder under the Plan, the debt, otherwise distributable to the Election Holder under the Plan, in a face amount equal to the difference between (x) the Aggregate Election Share Price and (y) the aggregate amount of cash otherwise distributable to the Election Holder under the Plan had the Election Holder not made the Election Option.

In the event that the Election Option is oversubscribed, i.e., the aggregate number of Election Shares requested exceeds 8 million, then each Election Holder shall be entitled to its pro rata share of Election Shares derived from the following calculation:

•	Step 1: Divide 8 million by the total number of Election Shares requested (the “Oversubscription Percentage”).

•	Step 2: The number of Election Shares an Election Holder shall be entitled to equals the product of (a) the number of Election Shares requested by an Election Holder and (b) the Oversubscription Percentage (the “Oversubscribed Shares”).

Fractional shares of Election Shares shall not be issued or distributed; instead fractional amounts shall be rounded down to the nearest whole share and the Election Share Price of fractional Election Shares shall be satisfied in cash.

The Election Option shall be set forth on the ballot for voting to accept or reject the Plan and can be exercised only by holders of Bank claims, Bondholder claims, Senior Trade/Unsecured claims and Junior Trade/Unsecured claims allowed as of the Record Date for voting purposes.

The “exchange” contemplated by the Election Option shall not require an actual transaction between the holder of an allowed Bank claim, Bondholder claim, Senior Trade/Unsecured claim and Junior Trade/Unsecured claim, on the one hand, and the PI Trust, on the other hand, but shall be accounted for in the allocations actually made under the Plan on the Effective Date and in the distributions to be made pursuant to the Plan.

Board of Directors Designations

The Designated Members and/or the Banks, respectively, shall each have the right to nominate a member of the board of directors of Reorganized OCD as and to the extent provided for in Exhibit A hereto.

Registration Rights

Without limitation of the terms and conditions of Exhibit A hereto with respect to registration rights, any person or entity who receives under the Plan 5% or more of the New Common Stock outstanding as of the Effective Date shall be entitled to piggy back registration rights in those registrations in which the PI Trust participates.

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Cramdown

In the event that more than two thirds in dollar amount and fifty-one percent in number of those holders of Bank claims who have voted on the Plan accept the Plan and/or more than two thirds in dollar amount and fifty-one percent in number of those holders of Bond claims who have voted on the Plan accept the Plan, then the Plan Proponents shall, if necessary due to the rejection of the Plan by a class(es) of creditors or equity security holders, pursue cramdown of the Plan (which shall contain the terms and conditions set forth herein). In the event that more than two thirds in dollar amount and fifty-one percent in number of the holders of Bank claims who have voted on the Plan accept the Plan and less than two thirds in dollar amount and fifty-one percent in number of those holders of Bond claims who have voted on the Plan accept the Plan, then the Plan Proponents shall pursue cramdown of the Plan (which shall contain the terms and conditions set forth herein). In the event that more than two thirds in dollar amount and fifty-one percent in number of the holders of Bond claims who have voted on the Plan accept the Plan and less than two thirds in dollar amount and fifty-one percent in number of those holders of Bank claims who have voted on the Plan accept the Plan, then the Plan Proponents shall pursue cramdown of the Plan (which shall contain the terms and conditions set forth herein). In the event that less than two thirds in dollar amount and fifty-one percent in number of those holders of Bank claims who have voted on the Plan accept the Plan and less than two thirds in dollar amount and fifty-one percent in number of those holders of Bond claims who have voted on the Plan accept the Plan, then the Plan Proponents may in their sole discretion elect to either pursue cramdown of the Plan (which shall contain the terms and conditions set forth herein) or amend, modify or withdraw the Plan.

Support for the Plan

To the extent permitted by applicable law, and subject to applicable orders of the Court, including, without limitation the June 13, 2003 Order Approving the Joint Professionals Use Agreement, the Designated Members agree to take any and all actions reasonably necessary (at no cost to them personally) to support confirmation of the Plan implementing the terms of this Term Sheet, and all issues incidental thereto, including recommending acceptance of the Plan to Bondholders and Trade pursuant to a writing that will be approved by the Court pursuant to 11 U.S.C. Sec. 1125.

Corporate and Liquidity Matters

Except as otherwise provided herein, certain corporate matters and liquidity issues are resolved in accordance with Exhibit A hereto.

Avoidance Actions

The Designated Members, Asbestos PI Claimants, the Futures Representative and the Debtors (collectively, the “Parties”) agree to the dismissal with prejudice of all Avoidance Actions, whether pending or tolled; provided, however, that notwithstanding anything to the contrary herein, the issues relating to certain payments made by Foster & Sear and Waters & Kraus (the “Objectionable Payments”), as previously identified in correspondence to those firms from Debtors’ counsel, must be resolved to the satisfaction of the parties hereto.

Except with regard to the Objectionable Payments, the parties agree that the Debtors shall not be deemed to have any legal or beneficial title in the Administrative Deposits held by Baron & Budd, Foster & Sear, Waters & Kraus or Weitz & Luxenberg (the “Depository Law Firms”) or in the interest or proceeds generated therefrom. Such Administrative Deposits shall not be deemed property of the estate, and (if not already so paid) shall be paid to claimants qualifying under the NSP Agreement pursuant to which the Debtor paid the Administrative Deposit. The amount of any payment out of any such Administrative Deposit received by the holder of an Asbestos Personal Injury Claim shall be a credit against and shall reduce the claim of any such holder against the applicable Debtor and, after confirmation, against the Asbestos Personal Injury Trust.

Except with respect to the Objectionable Payments, the Parties agree that neither the Debtors nor the Litigation Trust shall pursue any litigation seeking the return of Administrative Deposits held by the Depository Law Firms, and any claim asserting any right to recover the Administrative Deposit (whether such claim is asserted against the actual claimant, the Depository Law Firm or otherwise) shall be released by the applicable Debtor’s estate. Except with respect to the Objectionable Payments, neither the Debtors nor the Litigation Trust shall pursue any litigation seeking the return of any payments already made to any client of a Depository Law Firm by any Depository Law Firm out of any Administrative Deposit (whether such claim is asserted against the actual claimant, the Depository Law Firm or otherwise), and any claim asserting any right to recover any such payment shall be released by the applicable Debtor’s estate.

The Parties agree that it shall be a condition precedent of the effectiveness of the Plan that the items in the first three paragraphs of this section shall be approved by bankruptcy court order. Upon the Effective Date of the Plan, all parties to the appeal of the bankruptcy court order relating to the Baron & Budd Administrative Deposit (the “Baron & Budd Appeal”) shall consent to the prompt dismissal of the Baron & Budd Appeal. The obligations of the Parties set forth in the above three paragraphs of this section are subject to and conditioned upon the effectiveness of the Plan.

Miscellaneous Provisions

The Plan Proponents agree to promptly modify the Current Plan, Disclosure Statement and any and all Schedules and Exhibits thereto to implement this Term Sheet and to make them consistent with this Term Sheet.

The Designated Members of the Creditors’ Committee shall recommend that the Bonds/Trade creditors (Senior Trade/Unsecured claims and Junior Trade/Unsecured claims) approve the Term Sheet in its present form and the Plan incorporating and implementing the terms hereof and the Plan as may be modified provided that such modified Plan shall provide for the same or better treatment in all respects as set forth herein including, by way of illustration and not limitation, all of the provisions hereof relating to Substantive Consolidation, Fixed Values, Recovery and Exchange Option.

Except to the extent, if any, otherwise required by applicable law, the Parties agree that the terms set forth in this Term Sheet shall remain confidential and shall not be disclosed to any third party until the Debtors agree.

The parties shall use their best efforts to confirm the Plan and have an Effective Date no later than the end of the fourth quarter of calendar year 2004. The Effective Date shall occur fifteen days after entry of the Confirmation Order, provided no stay of the Confirmation Order is then in effect.

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The Plan shall not contravene the effect of any asbestos reform legislation enacted prior to the Effective Date of the Plan.

The foregoing terms are set forth in the context of settlement negotiations and shall not be deemed an admission for any purpose.

AGREED TO THIS 3RD DAY OF JUNE, 2004

ASBESTOS CLAIMANTS COMMITTEE

By:
Committee Representative

James J. McMonagle
Legal Representative for Future Claimants

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DESIGNATED MEMBERS OF THE OFFICIAL UNSECURED CREDITORS

COMMITTEE

PPM AMERICA, INC.

By:
Joel Klein, Executive Vice President

JOHN HANCOCK LIFE INSURANCE COMPANY

By:
Willma H. Davis, Sr. Managing Director

OWENS CORNING AND ITS AFFILIATED DEBTORS

By:
Michael Thaman
Chairman and Chief Financial Officer

Exhibit A

OWENS CORNING/ASBESTOS PERSONAL INJURY TRUST

DEBT/EQUITY TERM SHEET

This document (this “Term Sheet”) describes the key terms of the agreement in principle between OCD and the Asbestos Personal Injury Trust with respect to (i) certain registration rights of the Asbestos Personal Injury Trust with respect to any debt or equity securities it receives under the Plan8 and (ii) certain other general corporate matters with respect to Reorganized OCD post-emergence from bankruptcy protection. This Term Sheet is also an Exhibit to, and subject to the provisions of, the Bonds/Trade Term Sheet dated as of June 3, 2004 by and among OCD, the Designated Members of the Official Committee of Unsecured Creditors (the “Designated Members”) and the present and future Asbestos PI Claimants.

Provisions Relating to Debt Securities:

The following key provisions with respect to the debt securities issued to the Asbestos Personal Injury Trust under the Plan will be set forth, as appropriate, in the definitive documentation relating to the Debt or in a registration rights agreement between Reorganized OCD and the Asbestos Personal Injury Trust:

Features of Debt:	Senior Notes; term, interest rate, covenants, guarantees, etc. to be agreed upon by the parties based upon prevailing market convention at the time of issuance for securities of comparable rating; structure intended to provide investment grade rating at issuance.

Registration:	Reorganized OCD, within 90 days of the Effective Date, will file a registration statement with the Securities and Exchange Commission (“SEC”) to register a minimum aggregate principal amount of Senior Notes to be agreed upon for resale by the Asbestos Personal Injury Trust and shall use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable but in no event no later than 180 days after the Effective Date.[9] After such time as Reorganized OCD has become S-3 eligible, Reorganized OCD shall use commercially reasonable efforts to cause to be filed with the SEC, within 30 days of becoming

[8]	OCD’s Fifth Amended Plan of Reorganization.
[9]	If Reorganized OCD is not S-3 eligible within some period of time to be agreed upon by the parties, the parties will agree upon another registration arrangement.

S-3 eligible, a shelf registration statement (the “Shelf Registration Statement”) pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Act”), relating to the Senior Notes issued to the Asbestos Personal Injury Trust under the Plan and shall use commercially reasonable efforts to cause it to become effective within 60 days of such filing. Reorganized OCD will keep the Shelf Registration Statement continuously effective for a period of three years from its initial effectiveness (or such shorter period ending when all Senior Notes have been sold pursuant to the Shelf Registration Statement or all Senior Notes can be sold pursuant to Rule 144 under the Act without regard to the volume and manner of sale limitations imposed under Rule 144), as extended by any period during which the availability of the Shelf Registration Statement is suspended. If the Asbestos Personal Injury Trust continues to hold Senior Notes after the expiration of the three year effectiveness period applicable to the Shelf Registration Statement (as it may have been extended) and all of such Senior Notes could not then be sold pursuant to Rule 144 under the Act without regard to the volume and manner of sale limitations imposed under Rule 144, the Asbestos Personal Injury Trust shall have the right to request one additional shelf registration (or a continuation or extension of the effectiveness of the Shelf Registration Statement) for a period to be agreed upon. In any case, Reorganized OCD will have the right to suspend the availability of the Shelf Registration Statement, or any continuation or extension thereof, or any replacement therefor, for up to an agreed upon number of days in the aggregate during any 365 day period under certain customary circumstances.

Expenses:	To be borne by Reorganized OCD, including reasonable fees and expenses of one counsel to the Asbestos Personal Injury Trust, but excluding (i) underwriting fees or commissions and similar sales expense relating to the sales of securities by the Asbestos Personal Injury Trust and (ii) other expenses customarily borne by selling shareholders.

Covenant:	Reorganized OCD will use commercially reasonable efforts to register, and maintain registration of, the Senior Notes with DTC.

Transfer of Rights:	The registration rights may be transferred by the Asbestos Personal Injury Trust to a transferee or transferees of at least $50 million aggregate principal amount of Senior Notes issued to the Asbestos Personal Injury Trust under the Plan in one transaction or a series of related transactions, (provided that such transferee(s) agrees to be bound by the applicable provisions of the registration rights agreement of Reorganized OCD). Registration rights will not be transferable to any purchaser under a registration statement or any purchaser in sales made pursuant to Rule 144.

Other Provisions:	The section of the registration rights agreement relating to debt registration rights shall contain other customary provisions with respect to registration rights relating to debt securities of similar rating, including crossindemnification and underwriting arrangements (provided that, in the event that the registration is for an underwritten offering, the underwriter(s) shall be selected by the Asbestos Personal Injury Trust and be reasonably acceptable to Reorganized OCD).

Provisions Relating to Equity Securities:

The following key provisions with respect to the equity securities issued to the Asbestos Personal Injury Trust under the Plan will be set forth in the definitive registration rights agreement between Reorganized OCD and the Asbestos Personal Injury Trust:

Registration Rights:	Except as provided in the proviso below, the Asbestos Personal Injury Trust will not have any “demand” registration rights relating to New OCD Common Stock prior to nine months after the Effective Date. If, at the date that is 270 days after the Effective Date, it appears reasonably likely that Reorganized OCD will not be S-3 eligible by the date that is 450 days after the Effective Date or if Reorganized OCD is not S-3 eligible 450 days after the Effective Date, then Reorganized OCD, if requested by the Trust, will file one registration statement to register an agreed upon minimum amount of New OCD Common Stock. After Reorganized OCD becomes S-3 eligible, the Asbestos Personal Injury Trust will be entitled to exercise demand registration rights on two occasions each year until the fifth anniversary of the Effective Date of the Plan, and 1 demand registration right each year thereafter until all shares of New OCD Common Stock can be sold without regard to the volume and manner of sale limitations imposed under Rule 144; provided, however, that Reorganized OCD shall not be required to effect a registration pursuant to a demand registration by the Asbestos Personal Injury Trust more than once in any six month period, and Reorganized OCD shall not be required to effect a registration unless common stock having a value of at least $100 million, or such lesser amount that the Trust then holds, is proposed to be sold. The Asbestos Personal Injury Trust will also have unlimited piggy-back registration rights, provided, that in the event that the piggy-back registration is with respect to an offering of securities by Reorganized OCD for its own account, Reorganized OCD shall be allowed to include up to such amount of securities that it wishes to sell for its own account prior to the inclusion of any shares by the Asbestos Personal Injury Trust so long as no other holder is permitted to include any shares of New OCD Common Stock; provided further, that if Reorganized OCD is offering New OCD Common Stock for its own account and the Asbestos Personal Injury Trust has not sold New OCD Common Stock for its own account for the prior 12 months, the Asbestos Personal Injury Trust shall be permitted, in its sole discretion, to include New OCD Common Stock for sale for its own account up to a maximum of 20% of the total New OCD Common Stock included in such offering.

Selection of Underwriters:	In any demand registration, the underwriter(s) shall be selected by the Asbestos Personal Injury Trust and be reasonably acceptable to Reorganized OCD.

Expenses:	To be borne by Reorganized OCD, including reasonable fees and expenses of one counsel to the Asbestos Personal Injury Trust, but excluding (i) underwriting fees or commissions and similar sales expense relating to the sales of securities by the Asbestos Personal Injury Trust and (ii) other expenses customarily borne by selling shareholders.

Transfer of Rights:	The registration rights may be transferred by the Asbestos Personal Injury Trust to a transferee of an agreed upon minimum amount of equity securities issued to the Asbestos Personal Injury Trust under the Plan in one transaction or a series of transactions, provided that such Transferee agrees to be bound by the applicable provisions of the registration rights agreement. Registration rights will not be transferable to any purchaser under a registration statement or any purchaser in sales made pursuant to Rule 144.

Piggyback Registration Rights:

Any person or entity who receives under the Plan 5% or more of the New Common Stock outstanding as of the

Effective Date shall be entitled to piggyback registration rights in those registration rights in which the Asbestos Personal Injury Trust participates.

Other Provisions:	The section of the registration rights agreement relating to equity registration rights shall contain other customary provisions with respect to registration rights, including crossindemnification, underwriting arrangements and the period of time in which any registration statement shall be kept effective (which period shall be 180 days or such shorter period during which the distribution described in the registration statement shall have been completed).

Governance Considerations:

To the extent applicable, the Article of Incorporation of Reorganized OCD and the By-Laws of Reorganized OCD, as appropriate, will contain provisions giving effect to the following terms:

Directors and Officers:

Reorganized OCD initially (i.e., upon consummation of the Plan) shall have twelve directors (determined as indicated below). The directors shall be such that Reorganized OCD shall satisfy the standards for listing the New OCD Common Stock on the NYSE, so that the New OCD Common Stock could be listed on such market (as well as satisfying the requirements necessary for the board to be able to establish committees, including an audit committee, that qualify under the NYSE rules and applicable laws and SEC Rule 16b-3 and I.R.C. § 162(m)). In addition, one of the directors shall qualify as a “audit committee financial expert” within the meaning of the SEC Regulation S-K, Item 401(h). The initial term of the initial directors shall be until the first annual meeting of shareholders following the second anniversary date of the effective date of the Plan (the “Initial Term”).

The initial directors will be identified as follows: the Official Committee of Asbestos Personal Injury Claimants and the Future Claimants Representative will jointly designate seven directors, who shall be reasonably acceptable to (a) Reorganized OCD, (b) the Designated Members, if more than two thirds in dollar amount and fifty-one percent in number of those holders of Bonds/Trade claims who have voted on the Plan accept the Plan and (c) the Banks, if more than two thirds in dollar amount and fifty-one percent in number of those holders of Bank claims who have voted on the Plan accept the Plan. Reorganized OCD’s existing board of directors will designate five directors, one of which shall be Reorganized OCD’s Chief Executive Officer; provided, however, that in the event (a) (a) more than two thirds in dollar amount and fifty-one percent in number of those holders of Bonds/Trade claims who have voted on the Plan accept the Plan, then the Designated Members may designate one of the five directors who would otherwise be designated by OCD, and (b) more than two thirds in dollar amount and fifty-one percent in number of those holders of Bank claims who have voted on the Plan accept the Plan, then the Banks may designate one of the five directors who would otherwise be designated by OCD. The directors to be designated by OCD, the Designated Members and/or the Banks shall be reasonably acceptable to (a) Reorganized OCD, (b) the Official Committee of Asbestos Personal Injury Claimants, (c) the Future Claimants Representative, (d) the Banks, if more than two thirds in dollar amount and fifty-one percent in number of those holders of Bank claims who have voted on the Plan accept the Plan, and (e) the Designated Members, if more than two thirds in dollar amount and fifty-one percent in number of those holders of Bonds/Trade claims who have voted on the Plan accept the Plan. In the event that less than two thirds in dollar amount and/or less than fifty-one percent in number of those holders of Bonds/Trade claims and/or Bank claims, as the case may be, who have voted on the Plan accept the Plan, then the Designated Members and/or Banks, as the case may be, shall not have a right to designate one director and Reorganized OCD shall instead designate such director(s). Such designees shall be identified reasonably in advance of the confirmation hearing on the Plan.

In addition, for so long as the Asbestos Personal Injury Trust owns 20% of the outstanding common equity of Reorganized OCD, the Official Committee of Asbestos Personal Injury

Claimants and the Future Claimants Representative shall each be entitled to designate a board observer, which board observer will be entitled to participate in all of the Reorganized OCD’s board of directors meetings. The board observers shall receive (i) notice of each meeting of the board of directors at the same time that notice is provided to members of the board of directors, and (ii) copies of all materials distributed to members of the board of directors prior to any such meeting. The board observers shall not be entitled to directors fees, but shall be entitled to reimbursement from Reorganized OCD of all out-of-pocket expenses incurred in connection with attending and participating in board of directors meetings.

Charter and Bylaws:	Reorganized OCD’s new certificate of incorporation and new bylaws shall include the provisions specified in this Term Sheet and otherwise shall be in substance mutually acceptable to Reorganized OCD, the Asbestos Claimants Committee, the Creditors’ Committee and the Future Claimants’ Representative.

Protective Provisions:	So long as the Asbestos Personal Injury Trust owns at least 35% of the equity securities issued to it under the Plan, without the approval of the Asbestos Personal Injury Trust, Reorganized OCD shall not: (i) Authorize or effect any amendment or waiver of any provision of the new certificate of incorporation or bylaws of Reorganized OCD in a manner that would reduce or eliminate rights or claims the Asbestos Personal Injury Trust has under the certificate of incorporation or the Delaware General Corporation Law or elevate a class or series of capital stock to have rights equal or senior to the rights of Asbestos Personal Injury Trust, (ii) authorize, create, designate or issue any new class or series of capital stock or any other securities convertible into or exchangeable for capital stock of Reorganized OCD, or issue any shares of common stock or securities convertible into or exchangeable for common stock of Reorganized OCD, other than options to purchase up to an agreed number of shares of common stock granted under an employee stock option plan or stock incentive plan, (iii) authorize or effect any change in the size of the Board of Directors, (iv) subject to specified exceptions to be agreed upon, authorize, enter into or effect any transaction (or related series of transactions) which involve(s) any of the following changes to Reorganized OCD or any of its subsidiaries: (A) a merger, consolidation or sale or lease providing for the transfer of all or substantially all of the assets of Reorganized OCD or any Material Subsidiary or of any assets the disposition or leasing of which would have a material effect on the business of Reorganized OCD and its subsidiaries taken as a whole, (B) any other transaction or series of transactions which involve(s) the liquidation, dissolution, sale or winding up of Reorganized OCD or any of its Material Subsidiaries or has such effect or (C) any other transaction or series of transactions in which more than 10% of the voting power or capital stock of Reorganized OCD or any of its subsidiaries is disposed of, (v) subject to specified exceptions, allow any Material Subsidiary to issue any capital stock or other equity interests or securities convertible into or exchangeable for capital stock or other equity interests of such subsidiary to any person or entity other than Reorganized OCD or one of Reorganized OCD’s wholly-owned subsidiaries (exceptions to be provided for joint ventures and similar arrangements and for non-wholly-owned subsidiaries), (vi) authorize, declare or pay dividends, other than regular quarterly dividends, or distributions of any kind on any equity securities of Reorganized OCD, or (vii) subject to specified exceptions, authorize or effect the purchase, repurchase, redemption, retirement or other acquisition of any securities or the retirement or other acquisition of any securities of Reorganized OCD other than in accordance with the terms of such security or other than for specified exceptions to be determined. The protective provisions would be inserted into the new certificate of incorporation of Reorganized OCD.

Opt-Out:	Reorganized OCD should “opt out” of the application of Section 203 of the Delaware Corporation Law.